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CA/CAAS Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ Tel.: (21) 2514-5641 RCA 826, de 25.01.2019.

CERTIDÃO

ATA DA OCTINGENTÉSIMA VIGÉSIMA SEXTA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DA CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

Certifica-se, para os devidos fins, que, aos vinte e cinco dias do mês de janeiro do ano de dois mil e dezenove, às 9h, o Conselho de Administração da Centrais Elétricas Brasileiras S.A. – Eletrobras se reuniu no Escritório Central da Empresa, na Rua da Quitanda, 196, Centro, Rio de Janeiro – RJ. Assumiu a presidência dos trabalhos, de forma presencial, o Conselheiro JOSÉ GUIMARÃES MONFORTE. Os Conselheiros WILSON FERREIRA JR., EDVALDO LUÍS RISSO, ELVIRA BARACUHY CAVALCANTI PRESTA, CARLOS EDUARDO RODRIGUES PEREIRA, VICENTE FALCONI CAMPOS e JOSÉ PAIS RANGEL participaram presencialmente da reunião. Os Conselheiros, MANOEL ARLINDO ZARONI TORRES e ARIOSTO ANTUNES CULAU participaram por videoconferência. O Conselheiro WALTER BAÈRE DE ARAUJO FILHO emitiu seu voto por correspondência, nos termos do item 8.6.1.1 do Regimento Interno. Ausentou-se justificadamente o Conselheiro MAURO GENTILE RODRIGUES DA CUNHA. 11. REPORTE DO PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO: O Presidente JOSÉ GUIMARÃES MONFORTE abordou o tema que se segue: Discussão sobre resultado do processo de avaliação independente do CA e análise das oportunidades de melhoria e das ações recomendadas, para fins de criação de um plano de ação. Primeiramente, observou que o Conselho de Administração da Holding obteve nota acima da média na avaliação de seu funcionamento enquanto órgão colegiado. Na sequencia apresentou proposta de plano de ação para aprimoramento do sistema de governança da companhia, consistente em dois macrotemas: (i) institucionalização da governança; (ii) desafios para o sistema de governança do Conselho de Administração em 2019. Expôs que a institucionalização da governança pressupõe um aumento gradual da independência do CA, com maior participação do presidente deste colegiado nas discussões com acionista controlador, juntamente com o presidente da companhia. Somado a isso, acrescenta-se a necessidade de se aprimorar a interação entre CEO e PCA para alinhamento da orientação estratégica, antecipação de temas críticos e acompanhamento de follow-ups. No que se refere aos desafios impostos ao sistema de governança do Conselho de Administração, elencou três pilares críticos, à luz do feedback reportado no resultado da avaliação independente: (i) Estratégia; (ii) Gestão de Pessoas; e (iii) Estrutura de capital, fusões e aquisições. Citou ainda outros temas aventados pelo colegiado como merecedores de maior atenção: (a) operação da capitalização da companhia; (b) gestão de riscos; (c) estrutura legal e organizacional; (d) estrutura e composição do CA; (e) Orientação de voto e acompanhamento de subsidiárias; (f) gestão de tempo (agenda e reuniões). A respeito do pilar da estratégia, ressaltou a importância de que o colegiado seja mais participativo no processo de planejamento estratégico, inclusive com a promoção de reuniões de brainstorming dedicadas ao tema. Sublinhou ainda a relevância de se melhor clarear o papel dos comitês e CA no monitoramento dos planos de ação estratégicos. Ao que toca o pilar de estrutura de capital, fusões e aquisições, citou a necessidade de que o CAE, CEGS e o próprio CA realizem maior acompanhamento dos investimentos, participações societárias e valores mobiliários, tendo destacado ainda importante iniciativa do CAE referente ao monitoramento dos projetos e investimentos de CAPEX. Ponderou ainda que a Comissão de Desinvestimento criada pelo Conselho de Administração da Eletrobras em 26.05.2017 não se encontra em operação, haja vista que as atividades de desinvestimento relacionadas às participações acionárias em SPEs foram conduzidas por Grupo de Trabalho específico criado pela Diretoria Executiva. Neste sentido, entende que seria conveniente e oportuno propor a extinção da comissão de

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CA/CAAS Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ Tel.: (21) 2514-5641 RCA 826, de 25.01.2019.

desinvestimento e a criação de uma comissão temporária para acompanhamento da operação de capitalização da companhia, a ser integrada apenas por Conselheiros.  Acerca do pilar de gestão e pessoas, entende que o CGPE e CA devem: (i) realizar maior acompanhamento na avaliação de desempenho e no plano de desenvolvimento da Diretoria Executiva; (ii) monitorar a execução dos planos de desenvolvimento e estabelecer políticas e diretrizes para orquestrar os mecanismos de sucessão; (iii) atuar na identificação de postos-chaves na companhia na definição de premissas para manuseio dos planos de demissão consensual; (iv) cooperar, juntamente com a gestão da companhia, na evolução do sistema de remuneração.  O Conselheiro VICENTE FALCONI CAMPOS mencionou preocupação com engessamento da remuneração. O Conselheiro CARLOS EDUARDO RODRIGUES PEREIRA citou visita da Diretoria de Administração à SEST para discutir uma proposta de remuneração para os administradores da holding e controladas, ocasião na qual foram citadas a distorção e a defasagem existentes. Lembrou que a remuneração dos administradores não é reajustada desde 2015. O Presidente JOSÉ GUIMARÃES MONFORTE citou ainda importância de se reavaliar a estrutura legal e organizacional das controladas. O Conselheiro WILSON FERREIRA JR. citou questão dos membros independentes nos CAs nas controladas e o fato de que a maioria dessas empresas são quase subsidiárias integrais. Comentou ainda que entende que os Conselhos de Administração das controladas devem atuar de forma alinhada às diretrizes da Holding para a tomada de decisão célere, eficiente e eficaz. Dando-se prosseguimento, o Presidente JOSÉ GUIMARÃES MONFORTE observou que o CAE e o CA detêm valioso papel no aprimoramento e discussão sobre gestão de riscos corporativos, inclusive para fins de padronização de premissas e regras no âmbito de todo o grupo econômico. Acerca da governança das subsidiárias, mencionou a relevância do Conselho de Administração da Holding atuar na orientação de voto e no acompanhamento da performance dessas empresas, contando-se com o apoio dos comitês. Citou ainda os benefícios em potencial com a realização futura de reuniões deste colegiado nas dependências das controladas, tal como ocorrido com o CAE. Na sequência, O Presidente do Conselho abordou, dentro do tema de estrutura e composição do CA da Holding, a necessidade de: (i) ampliação da agenda de seus comitês de assessoramento; (ii) revisão de sua composição; e (iii) reavaliação da estrutura da Secretaria de Governança, a fim de adequá-la à crescente carga operacional, decorrente dos desafios, demandas e medidas em curso. Por fim, observou que sua avaliação individual, enquanto Presidente deste colegiado, apontou ponto de aprimoramento relacionado à administração do tempo das reuniões. Neste sentido, solicitou que os Conselheiros refletissem sobre a possibilidade de estender para dois dias o período de reunião do Conselho de Administração desta Holding. Para tanto, propôs que os comitês de assessoramento se reúnam em uma quinta-feira, no período matutino, e que o Conselho inicie sua reunião no período vespertino da própria quinta-feira, suspendendo-se o conclave para reinício na sexta-feira pela manhã. Avaliou que tal sugestão permitiria inclusive que os Conselheiros tivessem maior tempo para interação com a gestão da companhia. Solicitou, assim, que os Conselheiros encaminhem suas sugestões à Secretaria de Governança, de modo que o assunto possa ser discutido na reunião ordinária de fevereiro de 2019. A presente certidão é lavrada e assinada por mim, BRUNO KLAPPER LOPES, Secretário de Governança do Conselho de Administração da Eletrobras.

Rio de Janeiro, 30 de outubro de 2019.

BRUNO KLAPPER LOPES

Secretário de Governança